Filed by JFB Construction Holdings

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: JFB Construction Holdings

Commission File No.: 001-42538

The following communication was first made available on March 4, 2026.

JFB Construction Holdings and XTEND Issue Additional Investor Materials in Connection with $1.5 Billion Business Combination

March 4, 2026

~ Pre-Recorded Investor Call Now Available; Presentation Previously Filed with the SEC ~

~ $500 Million Pipeline and $71 Million Backlog Highlight Strong Business Momentum ~

~ Combined Company to Be Named “XTEND AI Robotics” and Listed on a U.S. National Securities Exchange Under Ticker “XTND” ~

TAMPA, Fla. and PALM BEACH, Fla., March 04, 2026 (GLOBE NEWSWIRE) — JFB Construction Holdings (Nasdaq: JFB), a real estate development and construction company, and XTEND, a leader in software systems and artificial intelligence-powered robotics, today released a pre-recorded investor presentation featuring remarks from Aviv Shapira, Chief Executive Officer and Co-Founder of XTEND and Tal Horesh, Chief Financial Officer of XTEND. The additional materials are related to the previously announced all-stock business combination, through which XTEND is pursuing a U.S. public market listing by combining with JFB, a Nasdaq-listed company with established U.S. infrastructure and construction expertise. The materials have also been filed with the U.S. Securities and Exchange Commission (SEC).

To access the video please click here.

Presentation Highlights

●	Transaction Overview: An all-stock business combination with an implied acquisition value of $1.5 billion, based on the price per share in the concurrent private placements. This transaction represents XTEND’s path to a U.S. public market listing: XTEND is combining with JFB, a Nasdaq-listed company, to form a new publicly traded entity. With neither company “acquiring” the other, both sets of shareholders will hold equity in the combined company, XTEND AI Robotics, a Delaware company. In connection with the closing of the transaction, the combined company will be named XTEND AI Robotics and is expected to be listed on a U.S. national securities exchange under the ticker “XTND.”

●	XTEND Technology Platform: An overview of XOS, XTEND’s unified operating system and hardware-agnostic mission platform, enabling human machine teaming across multiple domains through task-based autonomy and AI Pilots.

●	Market Opportunity: XTEND addresses an estimated $67 billion total addressable market spanning defense, law enforcement, and private security. The company has deployed over 10,000 systems across more than 30 countries and works with leading defense and security organizations including the U.S. Department of War, UK Ministry of Defence, the Israel Defense Forces, the Singapore Army, and law enforcement customers across multiple countries.

●	Financial Metrics: Key metrics include an approximately $500 million pipeline, approximately $71 million backlog as of December 31, 2025.

●	Strategic Investors: The transaction is supported by $152 million in investment commitments, with $42 million agreed to fund at signing. Strategic investors include Eric Trump, Unusual Machines (NYSE: UMAC), American Ventures, LLC, Protego Ventures, Aliya Capital, and Agostinelli Group.

Availability of Investor Materials

All materials can be accessed on XTEND’s investor relations website, here.

For ease of access, you can find the links to the respective components below:

To watch the presentation, please click here.

To read the transcript, please click here.

To view the deck, please click here.

Additional information regarding the proposed transaction can be found in subsequent SEC filings.

Transaction Timeline

The merger has been unanimously approved by the boards of directors of both companies and by written consent of JFB shareholders holding a majority of outstanding common stock. A registration statement on Form S-4 will be filed with the SEC. The transaction is expected to close in the middle of 2026, subject to customary closing conditions and regulatory approvals. Following the close, the combined company will be headquartered in Tampa, Florida.

About XTEND

XTEND is a leader in software systems and artificial intelligence-powered robotics, deployed in high-threat, complex operational environments where human exposure carries significant risk. Powered by its proprietary XTEND Operating System (XOS), XTEND’s integrated software and advanced robotic hardware solutions are designed to provide autonomy at the edge. Operating across defense, law enforcement, and private security missions through a platform of robots, drones, and robotic subsystems, XTEND’s open architecture platform facilitates scalability across partners and third-party applications. With over 10,000 systems deployed in over 30 countries, XTEND’s solutions have been validated in five combat zones and operationally deployed by national defense, special-mission units, and security organizations across the globe. Founded in Tel Aviv, Israel, and headquartered in Tampa, Florida, XTEND delivers NDAA-compliant solutions through a global network of regional XFAB manufacturing facilities located in the U.S., the U.K., Singapore, Israel, and Latvia. For more information, visit www.xtend.me.

Cautionary Note Regarding Forward-Looking Statements

This communication contains, and oral statements made from time to time by our representatives may contain, forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between Xtend Reality Expansion Ltd. (“Xtend”) and JFB Construction Holdings (“JFB”), including statements regarding the expected impacts and benefits of the potential transaction, timing of the transaction closing, and strategic initiatives for Xtend AI Robotics, Inc. (“NewCo”) following the closing. All statements other than statements of historical facts contained in this communication may be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “outlook”, “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements in this communication are only predictions. Xtend’s and JFB’s management have based these forward-looking statements largely on their current expectations and projections about future events and financial trends that management believes may affect its business, financial condition and results of operations. These statements are neither promises nor guarantees and involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from what is expressed or implied by the forward-looking statements, including, but not limited to: the transaction may not be consummated; there may be difficulties with the integration and in realizing the expected benefits of the transaction; Xtend and JFB may need to use resources that are needed in other parts of its business to do so; there may be liabilities that are not known, probable or estimable at this time; the transaction may result in the diversion of management’s time and attention to issues relating to the transaction and integration; expected synergies and operating efficiencies attributable to the transaction may not be achieved within its expected time-frames or at all; there may be significant transaction costs and integration costs in connection with the transaction; the possibility that JFB will not have sufficient cash at close to satisfy the minimum cash condition; unfavorable outcome of legal proceedings that may be instituted against JFB and Xtend following the announcement of the transaction; risks inherent to the business may result in additional strategic and operational risks, which may impact Xtend’s, NewCo’s and JFB’s risk profiles, which each company may not be able to mitigate effectively; JFB’s ability to complete construction projects or other transactions on schedule and budget; changes in weather and occurrence of natural disasters and pandemics; recent imposition of tariffs by governments on construction materials, such as steel, aluminum and lumber; disruptions in supply chains; increase in the cost of labor and construction materials; JFB’s ability to maintain safe work sites; Xtend’s dependence on a limited number of defense and governmental security customers for a substantial portion of its business; significant delays or reductions in appropriations, Xtend’s programs and certain government fundings and programs more broadly, including as a result of a prolonged continuing resolution and/or government shutdown, and/or related to the global security environment or other global events; increased competition within JFB’s and Xtend’s markets and bid protests; changes in procurement and other U.S. and foreign laws, including changes through executive orders, contract terms and practices applicable to our industry, findings by certain applicable governments as to our compliance with such requirements, more aggressive enforcement of such requirements and changes in Xtend’s customers’ business practices globally; the improper conduct of employees, agents, subcontractors, suppliers, business partners or joint ventures in which Xtend participates, including the impact on Xtend’s reputation and its ability to do business; cyber and other security threats or disruptions faced by Xtend and JFB, its customers or its suppliers and other partners, and changes in related regulations; and Xtend’s ability to innovate, develop new products and technologies, progress and benefit from digital transformation and maintain technologies to meet the needs of Xtend’s customers. In addition, a number of important factors could cause JFB’s, Xtend’s or NewCo’s actual future results and other future circumstances to differ materially from those expressed in any forward-looking statements, including but not limited to those important factors that will be discussed in the section entitled “Risk Factors” in the registration statement on Form S-4 to be filed by JFB and NewCo, as any such factors may be updated from time to time in other filings with the Securities and Exchange Commission (the “SEC”), including without limitation Xtend’s investor relations site at https://www.xtend.me/newsroom and JFB’s investor relations site at https://investors.jfbconstruction.net/. Forward-looking statements speak only as of the date they are made and, except as may be required under applicable law, neither Xtend nor JFB undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Important Information for Investors and Stockholders

This communication is for informational purposes only and is not intended to, and does not, constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any issuance or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. In connection with the transaction, NewCo and JFB will file a registration statement on Form S-4, which will include an information statement of JFB and a preliminary prospectus of NewCo. After the registration statement is declared effective, JFB will mail to its stockholders a definitive information statement that will form part of the registration statement. This communication is not a substitute for the information statement/prospectus or registration statement or for any other document that JFB may file with the SEC and send to its stockholders in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF XTEND AND JFB ARE URGED TO READ THE INFORMATION STATEMENT/PROSPECTUS OR REGISTRATION STATEMENT AND ANY OTHER DOCUMENT THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the information statement/prospectus (when available) and other documents filed with the SEC by JFB through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by JFB will be available free of charge on JFB’s website at https://investors.jfbconstruction.net/.

JFB Construction Holdings Contact:

CORE IR

Mike Mason

516 222 2560

investors@jfbconstruction.net

XTEND Contact:

Headline Media

Sarah Small

929 255 1449

sarah@headline.media

XTEND Investor Relations:

MZ North America

Shannon Devine

XTEND@mzgroup.us

203-741-8811